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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

NUVEEN INVESTMENTS, INC.
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
67090F106
(CUSIP Number)
For the year ended December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	67090F106	Page	2	of	5

1	NAMES OF REPORTING PERSONS: NAUTICAL TRUST

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	OHIO

	5	SOLE VOTING POWER:

NUMBER OF		1,701,439

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,701,439

WITH:	8	SHARED DISPOSITIVE POWER:

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,701,439

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	2.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO(1)
(1) Trust

SCHEDULE 13G
Item 1(a).	Name of Issuer: Nuveen Investments, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 333 West Wacker Drive Chicago, Illinois 60606

Item 2(a).	Name of Person Filing: Nautical Trust

Item 2(b).	Address of Principal Business Office or, if None, Residence: c/o Thompson Hine LLP 2000 Courthouse Plaza, NE P.O. Box 8801 Dayton, Ohio 45401

Item 2(c).	Citizenship: Ohio

Item 2(d).	Title of Class of Securities: Class A Common Stock

Item 2(e).	CUSIP Number: 67090F106

Item 3.	Rule 13d-1(b), or Rule 13d-2(b) or (c), Information: Not Applicable.

Item 4.	Ownership
(a)	Amount Beneficially Owned: 1,701,439

(b)	Percent of Class: 2.2%

(c)	Number of Shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 1,701,439

(ii)	Shared power to vote or to direct the vote: -0-

(iii)	Sole power to dispose or to direct the disposition of: 1,701,439

(iv)	Shared power to dispose or to direct the disposition of: -0-

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following box ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not Applicable.

Item 8.	Identification and Classification of Members of the Group: Not Applicable.

Item 9.	Notice of Dissolution of Group: Not Applicable.

Item 10.	Certifications:

By signing below, the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
February 14, 2007

/s/ Susan P. Davis
Susan P. Davis, Trustee
Nautical Trust

/s/ Michael R. Pleiman
Michael R. Pleiman, Trustee
Nautical Trust

/s/ Vernon A. Pleiman
Vernon A. Pleiman, Trustee
Nautical Trust

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